INCORPORATED UNDER THE LAWS OF THE
STATE OF NEVADA

ecostructure corporation

500,000 AUTHORIZED SHARES $.001 PAR VALUE
NON-ASSESSABLE

NUMBER

SHARES

CUSIP NO.

This is to certify that

SAMPLE

is the record holder of

shares of **Ecostructure Corporation**   *Common Stock*

transferrable on the books of the corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.

Dated:


Ecostructure Corporation
CORPORATE SEAL
NEVADA

PRESIDENT

SECRETARY

COUNTERSIGNED AND REGISTERED BY
FIRST AMERICAN STOCK TRANSFER, INC.
706 EAST BELL ROAD, Suite 202, PHOENIX, ARIZONA 85022

AUTHORIZED SIGNATURE